Exhibit 99.1

Calle La Colonia N° 150

Urb. El Vivero - Santiago de Surco

Tel: 317-6000

Lima, February 14, 2024

Sirs

SUPERINTENDENCIA DEL

MERCADO DE VALORES – SMV

Present. -

At.: Director of Issuers

Ref.: Important Facts

Dear Sirs:

In accordance with the provisions of Article 28 of the Sole Ordered Text of the Securities Market Law and Resolution SMV 005-2014.SMV/01, we hereby inform you as a Significant Event as follows:

At today’s meeting of the Board of Directors, it was unanimously approved to convene a Mandatory Annual Shareholders’ Meeting to be held on first call, on March 21, 2024, at 9:00 a.m. and second call for March 27, 2024, at 9:00 a.m., both at the registered office located at Calle la Colonia No. 150, Urb. El Vivero, Surco, Lima, Peru, submitting the following proposed resolutions for approval of the Meeting:

1.	To propose to the Annual Mandatory Shareholders’ Meeting the approval of the Audited Financial Statements as of December 31, 2023 together with the report and opinion of the external auditors and the notes to the Financial Statements; as well as the Social Management and Annual Report, which includes the annual Corporate Governance report and the Sustainability Report corresponding to fiscal year 2023, which are attached and will be published on the Company’s website.(www.cementospacasmayo.com.pe).

2.	To propose to the Annual Shareholders’ Meeting the ratification of the distribution of dividends made during fiscal year 2023 in the amount of S/ 190,300,410.63 (Soles) at the rate of S/ 0.41 per common and investment share charged to the Company’s accumulated results as of December 31, 2014, and for fiscal years 2015 to 2022, of which S/ 14,776,603. 78 (Soles) correspond to investment shares acquired by the Company (treasury shares), therefore, as this amount remained in the Company’s equity, the amount of the dividend corresponding to third parties was S/175,523,806.85 (Soles).

3.	To propose to the Annual Shareholders’ Meeting the application of the profits of fiscal year 2023 to the “Retained Earnings” account and the delegation to the Board of Directors of the authority to pay dividends charged to the “Retained Earnings” account and on account of fiscal year 2024;

4.	Report on Environmental, Social and Corporate Governance (ESG) issues, including our focus on sustainability and climate risks; our commitments to emissions reduction and carbon neutrality; promotion of gender equity and diversity; and implementation of climate change risk and opportunity reporting.

Carefully,

p.p. CEMENTOS PACASMAYO S.A.A.

Carlos Molinelli Mateo

Stock Market Representative